SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)*

NeuLion, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

64128J101

(CUSIP Number)

Jason Rednour, Esq.

Paul Hastings LLP

695 Town Center Drive, 17th Floor

Costa Mesa, California 92626

(714) 668-6271

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 4, 2015

(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64128J101	SCHEDULE 13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS PCF 1, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 61,731,172 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 61,731,172 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 61,731,172 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 25.4%[1]
14	TYPE OF REPORTING PERSON OO

[1]	Based upon 217,243,180 shares of Common Stock of Issuer outstanding as of May 4, 2015, as reported in Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2015, plus 25,840,956 shares of Common Stock of Issuer issued pursuant to the conversion of the convertible note as described hereunder.

CUSIP No. 64128J101	SCHEDULE 13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS Parallax Capital Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 61,731,172 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 61,731,172 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 61,731,172 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 25.4%[1]
14	TYPE OF REPORTING PERSON PN

[1]	Based upon 217,243,180 shares of Common Stock of Issuer outstanding as of May 4, 2015, as reported in Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2015, plus 25,840,956 shares of Common Stock of Issuer issued pursuant to the conversion of the convertible note as described hereunder.

CUSIP No. 64128J101	SCHEDULE 13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS Parallax Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 61,731,172 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 61,731,172 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 61,731,172 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 25.4%[1]
14	TYPE OF REPORTING PERSON PN

[1]	Based upon 217,243,180 shares of Common Stock of Issuer outstanding as of May 4, 2015, as reported in Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2015, plus 25,840,956 shares of Common Stock of Issuer issued pursuant to the conversion of the convertible note as described hereunder.

CUSIP No. 64128J101	SCHEDULE 13D	Page 5 of 11 Pages

1	NAME OF REPORTING PERSONS Parallax Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 61,731,172 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 61,731,172 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 61,731,172 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 25.4%[1]
14	TYPE OF REPORTING PERSON OO

[1]	Based upon 217,243,180 shares of Common Stock of Issuer outstanding as of May 4, 2015, as reported in Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2015, plus 25,840,956 shares of Common Stock of Issuer issued pursuant to the conversion of the convertible note as described hereunder.

CUSIP No. 64128J101	SCHEDULE 13D	Page 6 of 11 Pages

1	NAME OF REPORTING PERSONS James R. Hale
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 61,731,172 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 61,731,172 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 61,731,172 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 25.4%[1]
14	TYPE OF REPORTING PERSON IN

[1]	Based upon 217,243,180 shares of Common Stock of Issuer outstanding as of May 4, 2015, as reported in Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2015, plus 25,840,956 shares of Common Stock of Issuer issued pursuant to the conversion of the convertible note as described hereunder.

CUSIP No. 64128J101	SCHEDULE 13D	Page 7 of 11 Pages

Explanatory Note

This Amendment No. 1 to Schedule 13D supplements and amends the Schedule 13D originally filed with the Securities and Exchange Commission on February 9, 2015 (the “Initial 13D”) to provide the additional information set forth herein regarding the issuance of 25,840,956 shares of Common Stock (the “Conversion Shares”) pursuant to the Convertible Note previously described in Items 4 and 6 of the Initial 13D. This Amendment No. 1 is being filed by PCF 1, LLC, Parallax Capital Fund, L.P., Parallax Capital, L.P., Parallax Holdings, LLC and James R. Hale. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The shares of Common Stock reported in this Schedule 13D as beneficially owned by the Reporting Persons were acquired from the Issuer as a result of the merger further described in Items 4 and 6 of the Initial 13D and, in the case of the Conversion Shares, the conversion of the Convertible Note.

Item 4.	PURPOSE OF TRANSACTION.

On June 4, 2015, 25,840,956 shares of Common Stock were issued to PCF as a result of the conversion of the Convertible Note pursuant to its terms. The number of Conversion Shares was determined by dividing the outstanding principal amount of $27,000,000 under the Convertible Note by the conversion price of $1.044853 per share of Common Stock (as set forth in the Convertible Note).

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Initial 13D is hereby amended and restated in its entirety to read as follows:

(a) and (b) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 61,731,172 shares of Common Stock, constituting approximately 25.4% of the Issuer’s currently outstanding Common Stock. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 35,890,216 shares of Common Stock issued to the Reporting Persons pursuant to the Merger, the 25,840,956 shares of Common Stock issued to the Reporting Persons pursuant to the conversion of the Convertible Note and the 217,243,180 shares of Common Stock outstanding as of May 4, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2015.

(i)	PCF:

	(a)	As of the date hereof, PCF is the beneficial owner of 61,731,172 shares of Common Stock. Percentage: Approximately 25.4% as of the date hereof.

CUSIP No. 64128J101	SCHEDULE 13D	Page 8 of 11 Pages

	(b)	1.	Sole power to vote or direct vote: 0 shares of Common Stock

		2.	Shared power to vote or direct vote: 61,731,172 shares of Common Stock

		3.	Sole power to dispose or direct the disposition: 0 shares of Common Stock

		4.	Shared power to dispose or direct the disposition: 61,731,172 shares of Common Stock

(ii)	Parallax Fund:

	(a)	As of the date hereof, Parallax Fund may be deemed the beneficial owner of 61,731,172 shares of Common Stock. Percentage: Approximately 25.4% as of the date hereof.

	(b)	1.	Sole power to vote or direct vote: 0 shares of Common Stock

		2.	Shared power to vote or direct vote: 61,731,172 shares of Common Stock

		3.	Sole power to dispose or direct the disposition: 0 shares of Common Stock

		4.	Shared power to dispose or direct the disposition: 61,731,172 shares of Common Stock

(iii)	Parallax Capital:

	(a)	As of the date hereof, Parallax Capital may be deemed the beneficial owner of 61,731,172 shares of Common Stock. Percentage: Approximately 25.4% as of the date hereof.

	(b)	1.	Sole power to vote or direct vote: 0 shares of Common Stock

		2.	Shared power to vote or direct vote: 61,731,172 shares of Common Stock

		3.	Sole power to dispose or direct the disposition: 0 shares of Common Stock

		4.	Shared power to dispose or direct the disposition: 61,731,172 shares of Common Stock

(iv)	Parallax Holdings:

CUSIP No. 64128J101	SCHEDULE 13D	Page 9 of 11 Pages

	(a)	As of the date hereof, Parallax Holdings may be deemed the beneficial owner of 61,731,172 shares of Common Stock. Percentage: Approximately 25.4% as of the date hereof.

	(b)	1.	Sole power to vote or direct vote: 0 shares of Common Stock

		2.	Shared power to vote or direct vote: 61,731,172 shares of Common Stock

		3.	Sole power to dispose or direct the disposition: 0 shares of Common Stock

		4.	Shared power to dispose or direct the disposition: 61,731,172 shares of Common Stock

(v)	Mr. Hale:

	(a)	As of the date hereof, Mr. Hale may be deemed the beneficial owner of 61,731,172 shares of Common Stock. Percentage: Approximately 25.4% as of the date hereof.

	(b)	1.	Sole power to vote or direct vote: 0 shares of Common Stock

		2.	Shared power to vote or direct vote: 61,731,172 shares of Common Stock

		3.	Sole power to dispose or direct the disposition: 0 shares of Common Stock

		4.	Shared power to dispose or direct the disposition: 61,731,172 shares of Common Stock

PCF has direct beneficial ownership of the 61,731,172 shares of Common Stock and has the shared power to vote or direct the voting of, and the shared power to dispose or direct the disposition of, such shares. Mr. Hale serves as a managing member of Parallax Holdings and Parallax Holdings serves as the general partner of Parallax Capital. Parallax Capital serves as the general partner of Parallax Fund, and Parallax Fund is a limited liability company member of PCF and has the right to designate a majority of the board of directors of PCF. By virtue of such relationships, Parallax Fund, Parallax Capital, Parallax Holdings and Mr. Hale may be deemed to have the shared power to vote or direct the voting of, and the shared power to dispose or direct the disposition of, the 61,731,172 shares of Common Stock which are held directly by PCF.

(c) The only transaction effected by the Reporting Persons in the Common Stock during the sixty (60) days prior to the filing of the Initial 13D was the Merger. As of the date hereof, the only transaction effected by the Reporting Persons in the Common Stock during the past sixty (60) days was the issuance of the Conversion Shares to PCF upon the conversion of the Convertible Note into the Conversion Shares on June 4, 2015.

CUSIP No. 64128J101	SCHEDULE 13D	Page 10 of 11 Pages

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 61,731,172 shares of Common Stock reported in this Schedule 13D as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On June 4, 2015, 25,840,956 shares of Common Stock were issued to PCF as a result of the conversion of the Convertible Note pursuant to its terms. The number of Conversion Shares was determined by dividing the outstanding principal amount of $27,000,000 under the Convertible Note by the conversion price of $1.044853 per share of Common Stock (as set forth in the Convertible Note).

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 23, 2015

PCF 1, LLC

By:	/s/ James R. Hale
Name:	James R. Hale
Title:	President

Parallax Capital Fund, L.P.

By:	Parallax Capital, L.P.

a Delaware limited partnership, its General Partner

By:	Parallax Holdings, LLC

a Delaware limited liability company, its General Partner

	By:	/s/ James R. Hale
	Name:	James R. Hale
	Title:	Authorized Person

Parallax Capital, L.P.

By:	Parallax Holdings, LLC

a Delaware limited liability company, its General Partner

By:	/s/ James R. Hale
Name:	James R. Hale
Title:	Authorized Person

Parallax Holdings, LLC

By:	/s/ James R. Hale
Name:	James R. Hale
Title:	Managing Member

/s/ James R. Hale
James R. Hale